EXHIBIT 99.1

Press Release Dated July 2, 2010,

Suncor Energy and partners receive funding for clean technology research projects

News Release

FOR IMMEDIATE RELEASE

Suncor Energy and partners receive funding for clean technology research projects

Calgary, Alberta (July 2, 2010) — Suncor Energy today reported it has received funding from Climate Change and Emissions Management Corporation (CCEMC) for two Suncor-led clean technology research and development projects. The projects are two of sixteen projects chosen from over 200 initial submissions, and address carbon capture and storage and energy efficiency.

“Together with our industry partners we are pleased to have received funding for the two projects we submitted,” said Gord Lambert, vice president sustainable development. “Suncor has a strong foundation of innovation and performance improvement. We continue to seek ways to reduce our emissions through technology and efficiency initiatives and will work to test these technologies with the aim of proving their commercial viability and application.”

Today, CCEMC announced that the OTSG Oxy Fuel Demonstration Project will receive $2.5 million in CCEMC funding.  The project was initiated by the CO2 Capture Project (CCP), of which Suncor is a member, along with non-CCP members Praxair, Devon Canada, Cenovus and Statoil.  It focuses on developing a lower-cost solution for capturing CO2 from once through steam generators (OTSG). By replacing air with oxygen in the fuel mix on steam assisted gravity drainage (SAGD) boilers, the CO2 produced will be more concentrated making it easier to capture, while at the same time greatly reducing oxides of nitrogen (NOx) emissions. As part of this test project, the partners will refit one steam boiler at the Christina Lake in situ site operated by Cenovus. The pilot is scheduled to begin in 2011 with results available in 2012.

The second project, the Alberta Oil Sands Energy Efficiency and GHG Mitigation Roadmap study, will quantify potential GHG emissions reductions from technology and operational improvements in energy use at Suncor’s bitumen mining, SAGD and upgrading facilities in the Fort McMurray area. Using Suncor’s existing plant operations as a basis, this study will analyze the theoretic best energy efficiency that could be achieved in developing the oil sands resource. Suncor will be assisted by Jacobs on this project. CCEMC announced funding of $790,900 for this project on June 23, 2010.

In addition to the two Suncor-led projects mentioned, Suncor is also supporting a third project to receive CCEMC funding. Led by Laricina Energy Ltd., a multinational consortium of companies will explore a new in situ extraction method using a combination of electromagnetic heat and solvent.  This could result in substantial greenhouse gas reductions if it is successful.

“The Alberta Government, through the CCEMC, should be praised for taking climate change payments and encouraging industry to continue its research and technology development activities and its history of development and sharing best practices,” continued Lambert.

The CCEMC is a not-for-profit organization whose mandate is to establish or participate in funding for initiatives that reduce greenhouse gas emissions and support adaptation. The CCEMC invests in discovery, development, and operational deployment of clean technologies. For more information on CCEMC, visit www.ccemc.ca .

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Some of the forward-looking statements may be identified by words like “expected,” “anticipates,” “approximately,” “estimates,” “plans,” “scheduled,” “intends,” “may,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “proposed,” “target,” “objective,” “continue” and similar expressions. In addition, all other statements that address expectations or projections about the future, including statements about our strategy for growth, costs, schedules, production volumes, operating and financial results and expected impact of future commitments, are forward-looking statements. Forward-looking statements in this news release include references to:  the scheduling and the timing of expected results of the OTSG Oxy Fuel Demonstration Project; and the reduction of greenhouse gas. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s most recently filed Annual Information Form and its Management’s Discussion & Analysis and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3Y7, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Media inquiries:     403-920-8332